SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         July                                      2006
                          ---------------------------------        -------------
Commission File Number    000-29898
                          ---------------------------------        -------------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F  X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No  X
             ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document                                                                Page No.

    1       Confirmation of First Quarter, Fiscal 2007 Mailing.            1



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                                                                      DOCUMENT 1


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                                  [Computershare Investor Services Logo Omitted]
                                           Computershare Trust Company of Canada
                                               1500 University Street, Suite 700
                                                        Montreal, Quebec H3A 3S8
                                                          Telephone 514-982-7888
                                                          Facsimile 514-982-7635
                                                           www.computershare.com


SEDAR # 8452

Le 17 juillet 2006 / July 17, 2006

Destinataire / To:    Toutes les commissions et bourses applicables
                      All Applicable Commissions and Exchanges

Objet / Re: Research in Motion Limited.

Nous desirons vous confirmer que le materiel suivant a ete envoye le 14 juillet 2006, par courrier affranchi, a tous les actionnaires inscrits et non-inscrits de la Societe ci-haut mentionnee, lesquels apparaissent sur la liste d'envoi supplementaire, tel que defini dans la Norme canadienne 51-102, selon la langue de leur choix:

o        First Quarter Results - For the three months ended June      (anglais)
         3, 2006 together with the Management's Discussion and Analysis

En vertu de la loi sur les valeurs mobilieres, nous vous faisons parvenir ce rapport a titre d'agent de depot de cette societe.

Veuillez agreer, Madame, Monsieur, l'expression de nos sentiments les meilleurs.

---------------------------------------------------

We confirm that the following material was sent by prepaid mail on July 14, 2006 to the registered and nonregistered shareholders of the above mentioned Corporation whose names appear on a Supplemental Mailing List, as defined in the Canadian Securities Administrators' National Instrument 51-102, as per their language preference:

o        First Quarter Results - For the three months ended June      (English)
         3, 2006 together with the Management's Discussion and Analysis

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Sincerement / Sincerely,
Societe de fiducie Computershare du Canada /
Computershare Trust Company of Canada
Agent pour / for Ressources Research in Motion Limited

c.c.     Robert Wortzman, Wildeboer Rand Thomson Apps & Dellelce
         Rob Duncan, RIM
         Marny St-Pierre, RIM

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RESEARCH IN MOTION LIMITED
                                       -----------------------------------------
                                                      (Registrant)

Date:  July 19, 2006                   By: /S/ BRIAN BIDULKA
       -------------------------           ---------------------------------
                                           Name:  Brian Bidulka
                                           Title: Vice President, Corporate
                                                  Controller